Exhibit 99.4

Dear Depositor,

We are pleased to announce that Rockville Financial New, Inc. (“New Rockville Financial”), the proposed new holding company for Rockville Bank, is offering shares of common stock for sale in connection with the “second step” conversion of Rockville Financial MHC, Inc. from the mutual to the stock holding company form of organization. The shares of common stock we are offering represent the 56.7% ownership interest in Rockville Financial, Inc. now owned by Rockville Financial MHC, Inc. Please refer to the enclosed Prospectus for further details.

Because we believe you may be interested in learning more about an investment in the common stock of New Rockville Financial, we are sending you the following materials which describe the offering.

PROSPECTUS: This document provides detailed information about the operations of Rockville Bank, the proposed “second step” conversion, and the offering of New Rockville Financial common stock.

STOCK ORDER AND CERTIFICATION FORM: This form can be used to purchase stock by returning it with your payment in the enclosed business reply envelope. Your completed stock order and certification form must be received (not postmarked) by 12:00 noon, Eastern Time, on          .

As a depositor on June 30, 2009 or December 31, 2010 of Rockville Bank, in accordance with the priorities established in the prospectus, you will have the opportunity to buy common stock directly from New Rockville Financial in the subscription offering without paying a commission or fee. If you have any questions regarding the offering, please call our Stock Information Center, toll free, at (          )          -          , Monday through Friday, between 9:00 a.m. and 5:00 p.m., Eastern Time.

We are pleased to offer you this opportunity to become a shareholder of Rockville Financial New, Inc.

Best Regards,

William J. McGurk
President and Chief Executive Officer

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.

ML-13

Dear Prospective Investor,

We are pleased to announce that Rockville Financial New, Inc. (“New Rockville Financial”), the proposed new holding company for Rockville Bank, is offering shares of common stock for sale in connection with the “second step” conversion of Rockville Financial MHC, Inc. from the mutual to the stock holding company form of organization. The shares of common stock we are offering represent the 56.7% ownership interest in Rockville Financial, Inc. now owned by Rockville Financial MHC, Inc. Please refer to the enclosed Prospectus for further details.

We have enclosed the following materials to help you learn more about the merits of New Rockville Financial common stock as an investment. Please read the enclosed materials carefully.

PROSPECTUS: This document provides detailed information about the operations of Rockville Bank, the proposed “second step” conversion and the offering of New Rockville Financial common stock.

STOCK ORDER AND CERTIFICATION FORM: This form can be used to purchase stock by returning it with your payment in the enclosed business reply envelope. Your completed stock order and certification form must be received (not postmarked) by 12:00 noon, Eastern Time, on                  , 2011.

We invite you and other community members to become shareholders of New Rockville Financial. Through this offering you have the opportunity to buy stock directly from New Rockville Financial without paying a commission or a fee.

If you have any questions regarding the offering, please call our Stock Information Center, toll free, at (  )    -     , Monday through Friday, between 9:00 a.m. and 5:00 p.m., Eastern Time.

Best Regards,

William J. McGurk
President and Chief Executive Officer

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.

CL-12

Read This First

Guidance for Depositors

Rockville Financial New, Inc. is in the process of selling stock to the public in a “second step” conversion offering. As a depositor of Rockville Bank, you have certain priority subscription rights to purchase stock in the offering. These priority subscription rights are non-transferable. If you subscribe for stock, you will be asked to sign a statement that the purchase is for your own account, and that you have no agreement or understanding regarding the subsequent sale or transfer of any shares you receive.

On occasion, unscrupulous people attempt to persuade depositors to transfer subscription rights, or to purchase shares in the offering based on the understanding that the shares will subsequently be transferred to others. Such arrangements violate federal regulations. If you participate in these schemes, you are breaking the law and may be subject to prosecution. If someone attempts to persuade you to participate in such a scheme, please contact the Rockville Financial New, Inc. Stock Information Center at (    )    -     . Rockville Financial New, Inc. is very interested in ensuring that the prohibitions on transfer of subscription rights are not violated.

How will you know if you are being approached illegally? Typically, a fraudulent opportunist will approach you and offer to “loan” you money to purchase a significant amount of stock in the offering. In exchange for that “loan” you most likely will be asked either to transfer control of any stock purchased with that money to an account the other person controls, or sell the stock and give the majority of the profits to the other person. You may be told, untruthfully, that there is no risk to you, or that the practice is common, and even if you are caught, your legal expenses will be covered.

On the back of this page is a list of some key concepts that you should keep in mind when considering whether to participate in a mutual-to-stock conversion. If you have questions, please contact the Stock Information Center at (    )    -     .

OTS-33

What Investors Need to Know

Key concepts for investors to bear in mind when considering whether to participate in a “second step” conversion offering include the following:

•	Know the Rules By law, account holders cannot sell or transfer their priority subscription rights, or the stock itself, prior to the completion of a financial institution’s conversion. Moreover, account holders cannot enter into agreements or arrangements to sell or transfer either their subscription rights or the underlying conversion stock.

•	“Neither a Borrower nor a Lender Be” If someone offers to lend you money so that you can participate or participate more fully in a conversion, be extremely wary. Be even more wary if the source of the money is someone you do not know. The loan agreement may make you unable to certify truthfully that you are the true holder of the subscription rights and the true purchaser of the stock and that you have no agreements regarding the sale or transfer of the stock.

•	Watch Out for Opportunists The opportunist may tell you that he or she is a lawyer or a consultant or a professional investor, or some similarly impressive tale, who has experience with similar mutual conversion transactions. The opportunist may go to extreme lengths to assure you that the arrangement you are entering into is legitimate. They might tell you that they have done scores of these transactions and that this is simply how they work. Or they might downplay the warnings or restrictions in the offering circular or order form, telling you that “everyone” enters into such agreements or that the deal they are offering is legitimate. They may also tell you that you have no risk in the transaction. The cold, hard truth is that these are lies, and if you participate, you are breaking the law.

•	Get the Facts from the Source If you have any questions about the offering, ask the Bank for more information. If you have any doubts about a transaction proposed to you by someone else, ask the financial institution whether the proposed arrangement is proper. You may be able to find helpful resources on the institution’s website or by visiting a branch office.

The bottom line for investors is always to remember that if an opportunity sounds too good to be true, it probably is too good to be true.

To Depositors and Friends
of Rockville Bank

Keefe, Bruyette & Woods, Inc., a member of the Financial Industry Regulatory Authority, is assisting Rockville Financial New, Inc. (“New Rockville Financial”) in offering shares of common stock for sale in connection with the “second step” conversion of Rockville Financial MHC, Inc. from the mutual to the stock holding company form of organization.

At the request of New Rockville Financial, we are enclosing materials explaining this process and your options, including an opportunity to invest in the shares of New Rockville Financial common stock being offered to depositors of Rockville Bank and various other persons until 12:00 noon Eastern Time on                  , 2011. Please read the enclosed prospectus carefully for a complete description of the offering. New Rockville Financial has asked us to forward these documents to you in view of certain requirements of the securities laws in your state.

If you have any questions regarding the reorganization and stock offering, please call our Stock Information Center, toll free, at (          )          -          , Monday through Friday, 9:00 a.m. to 5:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.

BD-11

End of Offering Rockville Bank Website Message

Stock Issuance Information

The Rockville Financial New, Inc. (“New Rockville Financial”) stock offering closed on                     ,           . The results of the offering are as follows:

                    .

Interest and refund checks [if applicable] will be mailed to subscribers on or about                     ,           by regular mail to the name and address provided on the Stock Order and Certification Form submitted. No special mailing instructions will be accepted.

Allocations will be made available beginning at            on                     , 2011. [If applicable] You can view your allocation online by visiting https://allocations.kbw.com and typing in your order number and the last four digits of your social security number.

Notice to Subscribers not receiving all shares:  Please be aware that while we believe this to be a final allocation, we reserve the right to amend this amount up to the time of trading and recommend you verify the number of shares you received on the face of the certificate you will receive prior to trading your shares. [if applicable]

The transfer agent for New Rockville Financial is Registrar and Transfer Company and the phone number for its Investor Relations Department is (800) 368-5948.

We anticipate trading to begin on          ,           on the NASDAQ Global Select Stock Market under the symbol “RCKBD” for a period of twenty trading days, after which the symbol will revert to “RCKB.”

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.

Rockville Bank Website Message:

Plan of Conversion
Information

Rockville Bank is pleased to announce that materials were mailed on or about January   , 2011 regarding the Plan of Conversion and Reorganization of Rockville Financial MHC, Inc. and the stock offering by Rockville Financial New, Inc. (“New Rockville Financial”). If you were a depositor as of June 30, 2009 or December 31, 2010 you should be receiving a packet of materials soon. We encourage you to read the information carefully.

The materials include a prospectus in regards to New Rockville Financial’s stock offering. The subscription offering has commenced and continues until 12:00 noon, Eastern Time, on                     , 2011, at which time your completed stock order and certification form must be received (not postmarked) if you want to take part in the offering.

Depending upon the outcome of the subscription offering that expires at 12:00 noon, Eastern Time on                     , 2011, our best estimate at this time for trading of the New Rockville Financial stock on the NASDAQ Global Select Market is           . However, as described in the prospectus, it could be later. We will keep you as informed as possible on this site.

If you have any questions regarding the Conversion and stock offering, please call our Stock Information Center, toll free, at (     )           -          , Monday through Friday, 9:00 a.m. to 5:00 p.m., Eastern Time. The Stock Information Center will be closed on weekends and bank holidays.

The shares of common stock being offered are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This is not an offer to sell or a solicitation of an offer to buy common stock. The offer is made only by the prospectus.

This pamphlet answers questions about the Rockville Financial MHC, Inc. “second step” conversion and the Rockville Financial New, Inc. (“New Rockville Financial”) stock offering. Investing in shares of common stock involves certain risks. For a discussion of these risks and other factors, including a complete description of the offering, investors are urged to read the accompanying prospectus, especially the discussion under the heading “Risk Factors.”

GENERAL — THE “SECOND STEP” CONVERSION

Our Board of Directors has determined that the “second step” conversion is in the best interests of Rockville Bank, our customers, our stockholders and the communities we serve.

Q.	What is the Conversion and Reorganization?

A.	Under the Plan of Conversion and Reorganization (the “Plan”), our organization is converting from a partially public mutual holding company form of organization to a fully public stock holding company. Currently, Rockville Financial MHC, Inc., our mutual holding company, owns 56.7% of the common stock of Rockville Financial, Inc. The remaining 43.3% of the common stock is owned by public stockholders. As a result of the “second step” conversion (the “Conversion”), New Rockville Financial will become the parent company of Rockville Bank. The shares of common stock we are offering represent the 56.7% ownership interest in Rockville Financial, Inc. currently owned by Rockville Financial MHC, Inc.

At the completion of the Conversion, public shareholders of Rockville Financial, Inc. will exchange their shares of Rockville Financial, Inc. common stock for the newly issued shares of common stock of New Rockville Financial, pursuant to an exchange ratio so that the existing public shareholders of Rockville Financial, Inc. will own approximately the same percentage of shares in New Rockville Financial after the Conversion that they owned in Rockville Financial, Inc. before the Conversion, adjusted as required by regulatory authorities. See the Prospectus section entitled “IMPACT OF ROCKVILLE FINANCIAL MHC’S ASSETS ON MINORITY STOCK OWNERSHIP.”

After the Conversion is completed, 100.0% of the common stock of New Rockville Financial will be owned by public stockholders and both Rockville Financial MHC, Inc. and Rockville Financial, Inc. will cease to exist. In addition, New Rockville Financial’s name will be changed to “Rockville Financial, Inc.” upon the completion of the Conversion and the offering.

Q.	Why is Rockville Financial, Inc. converting to the fully public stock holding company form of organization?

A.	The purpose of converting to the fully public stock form of ownership and conducting the offering at this time is to provide us with additional capital to support our continued planned growth, to take advantage of potential growth and strategic opportunities, and to successfully implement our business strategies. In addition, the Conversion is a necessary and appropriate response to the changing market and regulatory conditions and will allow us to continue to compete effectively in the changing financial services marketplace. The Conversion and offering also provides our employees and customers with the opportunity to share in our success through the ownership of our stock, and our shareholders will benefit from the more active and liquid trading market that will exist when Rockville Bank’s holding company is 100.0% publicly owned.

Q.	What is a charitable foundation and why is Rockville Bank proposing to contribute shares to it in its conversion?

A.	In connection with the Conversion and offering and in furtherance of our commitment to our community, we intend to use a portion of the proceeds from the offering to make a cash contribution to Rockville Bank Foundation, Inc. (the “Foundation”). The amount to be contributed will be cash equal to 3.0% of the net proceeds of the offering.

The Foundation was established in May 2005 in connection with Rockville Financial, Inc.’s minority stock issuance. The Foundation, which is not a subsidiary, provides grants to not-for-profit organizations within the communities that we serve. We believe that funding the Foundation will allow our community to benefit from our growth and financial success. At September 30, 2010, the Foundation had assets of $4.3 million, which included Rockville Financial, Inc. common stock with a value of $3.6 million.

Q.	What effect will the Conversion have on existing deposit and loan accounts and customer relationships?

A.	The Conversion will have no effect on existing deposit or loan accounts and customer relationships. Deposits will continue to be federally insured by the Federal Deposit Insurance Corporation to the maximum legal limit. Interest rates and existing terms and conditions on deposit accounts will remain the same upon completion of the Conversion. Contractual obligations of borrowers of Rockville Bank will not change and there will be no change in the amount, interest rate, maturity, security or any other condition relating to the respective loans of customers.

Q.	Will customers notice any change in Rockville Bank’s day-to-day activities as a result of the Conversion and the offering?

A.	No. It will be business as usual. The Conversion is an internal change in our corporate structure. There will be no change to our Board of Directors, management, staff or branches.

THE STOCK OFFERING AND PURCHASING SHARES

Q.	Are Rockville Bank’s depositors required to purchase stock in the Conversion?

A.	No depositor or other person is required to purchase stock. However, depositors and other eligible persons will be provided the opportunity to purchase stock consistent with the established priority of subscription rights contained in the Plan, should they so desire. The decision to purchase stock will be exclusively that of each person. Whether an individual decides to purchase stock or not will have no positive or negative impact on his or her standing as a customer of Rockville Bank. The Conversion will allow depositors of Rockville Bank an opportunity to buy common stock and become shareholders of New Rockville Financial.

Q.	How many common shares are being offered and at what price?

A.	New Rockville Financial is offering up to 14,950,000 shares of common stock, subject to adjustment as described in the prospectus, at a price of $10.00 per share, through the prospectus.

Q.	Who is eligible to purchase common shares in the subscription and community offerings?

A.	Pursuant to the Plan, non-transferable rights to subscribe for shares of New Rockville Financial common stock in the Subscription Offering have been granted in the following descending order of priority.

Priority #1 – Depositors with an aggregate balance of at least $50 with Rockville Bank at the close of business on June 30, 2009;
Priority #2 – Our tax-qualified employee stock benefit plans (including our employee stock ownership plan and 401(k) plan);
Priority #3 – Depositors with an aggregate balance of at least $50 with Rockville Bank at the close of business on December 31, 2010

Shares not purchased in the Subscription Offering may be offered for sale to the general public in a Community Offering, with preferences given to the following classes of persons: (i) natural persons residing in the counties of Hartford, New London and Tolland, Connecticut, (ii) existing Rockville Financial, Inc. public shareholders as of , 2011, and (iii) natural persons residing elsewhere in Connecticut.

Shares not sold in the Subscription and Community Offerings may be offered for sale through a Syndicated Community Offering to the general public.

Q.	How many shares may I buy?

A.	The minimum order is 25 shares ($250). No person, together with associates of, and persons acting in concert with such person, may purchase more than 5.0% of the shares of common stock sold in the offering. In addition, no person, together with any associate or persons acting in concert may purchase shares of common stock, that when combined with any shares of common stock received in exchange for shares of Rockville Financial, Inc., would exceed 5.0% of the total number of shares of New Rockville Financial outstanding after the consummation of the Conversion and offering, as further discussed in the Prospectus.

Q.	Will the common stock be insured?

A.	No. Like any common stock, the common stock of New Rockville Financial will not be insured.

Q.	How do I order the common stock?

A.	You must complete and return the enclosed Stock Order and Certification Form, along with full payment. Instructions for completing your Stock Order and Certification Form are included with the order form. Your order must be received (not postmarked) by 12:00 noon, Eastern Time, on , 2010. Delivery of an original Stock Order and Certification Form (copies or facsimiles are not acceptable) and full payment may be made by mail, using the Stock Order Reply Envelope provided, by overnight courier to the indicated address on the Stock Order and Certification Form, or by hand-delivery to Stock Information Center, located at 1645 Ellington Road, South Windsor, Connecticut. Hand-delivered Stock Order and Certification Forms will only be accepted at this location. Please do not mail Stock Order and Certification Forms to Rockville Bank.

Q.	Can I buy common stock if I am out of the country?

A.	Yes. The stock offering materials cannot be mailed outside of the United States. If you are located outside of the United States during the stock offering and would like to purchase shares, you may elect to have a power of attorney complete and sign the Stock Order and Certification Form on you behalf.

Q.	How may I pay for my common stock?

A.	First, you may pay for common stock by check or money order made payable to Rockville Financial New, Inc. These funds will be cashed upon receipt. We cannot accept wires or third party checks. Rockville Bank line of credit checks may not be used. Please do not mail cash!

Second, you may authorize us to withdraw funds from your savings account or certificate of deposit at Rockville Bank for the amount of funds you specify for payment. There is no penalty for early withdrawal from a certificate of deposit. You will not have access to these funds from the day we receive your order until completion or termination of the Conversion. You may not designate withdrawal from Rockville Bank accounts with check-writing privileges. Please submit a check instead. Also, IRA or other retirement accounts held at Rockville Bank may not be listed for direct withdrawal. See information on IRA accounts below.

Q.	Will I earn interest on my funds?

A.	Interest will be paid by New Rockville Financial on these funds at Rockville Bank’s passbook savings rate from the day the funds are received until the completion or termination of the Conversion. At that time, you will be issued a check for interest earned on these funds. If paid by authorizing a direct withdrawal from your Rockville Bank deposit account(s), your funds will continue earning interest within the account, at the applicable deposit account rate.

Q.	Can I purchase stock using funds in my Rockville Bank IRA?

A.	Yes. To do so, however, you must first establish a self-directed IRA at a brokerage firm or the trust department of another financial institution and transfer a portion or all of the funds in your IRA at Rockville Bank. Please contact your broker or self-directed IRA provider as soon as possible if you want to explore this option, as these transactions take time. Your ability to use such funds for this purchase may depend on time constraints, because this type of purchase requires additional processing time.

Q.	Will dividends be paid on the common stock?

A.	Following the offering, New Rockville Financial’s Board of Directors will have the authority to declare dividends. We have paid quarterly cash dividends since the quarter ended June 30, 2006. For the quarter ended September 30, 2010 we paid a quarterly cash dividend of $0.06 per share, or $0.24 on an annualized basis. On November 10, 2010, we declared a quarterly cash dividend of $0.065 per share payable on December 1, 2010. After we complete the Conversion and offering, we intend to continue to pay dividends on our outstanding shares of common stock. We expect that the level of cash dividends per share after the Conversion and offering will be consistent with the current amount of dividends per share we pay on our common stock, as adjusted for the additional shares issued pursuant to the exchange and offering. However, we cannot assure you that we will not reduce or eliminate dividends in the future. Please refer to the section entitled “Our Dividend Policy” in the Prospectus for further details.

Q.	How will the common stock be traded?

A.	Rockville Financial, Inc.’s common stock is currently traded on the NASDAQ Global Select Market under the symbol “RCKB.” Upon completion of the Conversion, the shares of common stock of New Rockville Financial will replace the shares of Rockville Financial, Inc. We expect the new shares will trade on the NASDAQ Global Select Market under the symbol “RCKBD” for a period of 20 trading days after the completion of the Conversion and offering. Thereafter, our trading symbol will revert to “RCKB.”

Q.	Are executive officers and directors of Rockville Bank planning to purchase stock?

A.	Yes! The executive officers and directors of Rockville Bank plan to purchase, in the aggregate, $630,000 worth of stock.

Q.	Must I pay a commission?

A.	No. You will not be charged a commission or fee on the purchase of common stock in the Conversion.

Q.	May i change my mind after i place an order to subscribe for stock?

A.	No. After receipt your executed Stock Order and Certification Form may not be modified, amended or rescinded without our consent, unless the offering is not completed by , 2011, in which event subscribers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

Q.	If I purchase shares in the offering, when will I receive my stock certificate?

A.	Our transfer agent, Registrar and Transfer Company will send stock certificates by first class mail as soon as possible after completion of the Conversion. Although the shares of New Rockville Financial common stock will have begun trading, brokerage firms may require that you have received your stock certificate(s) prior to selling your shares. Your ability to sell the shares of common stock prior to your receipt of the stock certificate will depend on the arrangements you may make with your brokerage firm.

WHERE TO GET MORE INFORMATION

For additional information, refer to the enclosed prospectus or call our Stock Information Center, toll free, at (          )          -          , Monday through Friday, between 9:00 a.m. and 5:00 p.m., Eastern Time. The Stock Information Center will be closed weekends and bank holidays.